Mail Stop 6010

April 13, 2006

Ms. Susan E. Knight, Chief Financial Officer and Vice President
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, MN 55344

RE: MTS Systems Corporation
Form 10-K for the fiscal year ended October 1, 2005
Filed January 24, 2006
File No. 0-02382

Dear Ms. Knight:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant